Mana Behbin

+1.202.373.6599

Mana.Behbin@morganlewis.com

VIA EDGAR

February 13, 2020

Raymond Be, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ActiveShares® ETF Trust

File Nos. 333-234497 and 811-23487

Dear Mr. Be:

This letter responds to comments we received from the Staff of the U.S. Securities and Exchange Commission (the “SEC”) by telephone on February 5, 2020. These comments relate to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (the “Registration Statement”) that was filed with the SEC on January 27, 2020 on behalf of ActiveShares® ETF Trust (the “Registrant”) for the purpose of registering shares of the ClearBridge Focus Value ETF (the “Fund”). Following are the Staff’s comments and the Registrant’s responses thereto. The Registrant’s responses will be reflected, as applicable, in a separate filing to be made by the Registrant pursuant to Rule 497(c) of the Securities Act of 1933, as amended. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

Prospectus

1.

Comment. The following sentence under “Verified intra-day indicative value” in the “Fund share trading prices” suggests that the manager or its designee (or the subadviser) have discretion as to when they will request the temporary halting of trading: “To this end, at any point in the trading day, should the VIIV no longer be deemed reliable by the manager or its designee (or the subadviser), the manager or its designee (or the subadviser) will request the fund’s listing exchange to temporarily halt trading until the VIIV is again deemed reliable.” Revise the sentence to be consistent with the Precidian exemptive application (the “Application”).

Response. The relevant disclosure has been revised as follows in response to the Staff’s comment:

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

February 13, 2020

To this end, the manager or its designee (or the subadviser) will request the fund’s listing exchange to temporarily halt trading if, during the process of real time price verification, the indicative values from the calculation engines valuing the fund’s portfolio securities differ by more than 25 basis points for 60 consecutive seconds. The fund reserves the right to change these thresholds to the extent deemed appropriate and upon notification to the Board. Such a trading halt will be lifted when the two indicative values come back into line. In addition, if at any time securities representing 10% or more of the fund’s portfolio become subject to a trading halt or otherwise do not have readily available market quotations, the fund will request that the exchange halt trading of the fund’s shares.

2.

Comment. In the “Premium/discount and NAV information” section delete the phrase “once the fund has completed a fiscal year” because it misstates the disclosure required by the Fund as set forth in the Application.

Response. The disclosure has been revised for clarity as follows in response to the Staff’s comment:

The fund’s website will disclose each day the median bid-ask spread for the fund’s most recent 30 days based on the National Best Bid and Offer at the time of calculation of NAV.

3.

Comment. Please add a sentence under “Premium/discount and NAV information” to reflect that, as stated in the Application, the fund “will provide any other information on their website regarding premiums/discounts that ETFs registered under the [Investment Company] Act [ of 1940] may be required to provide.”

Response. The following disclosure has been added in response to the Staff’s comment:

The fund will also provide any other information on its website regarding premiums/discounts that ETFs registered under the 1940 Act are required to provide from time to time.

*****

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6599.

Sincerely yours,

/s/ Mana Behbin
Mana Behbin

cc:	Harris Goldblat
W. John McGuire